Filed by Abitibi-Consolidated Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: AbitibiBowater Inc.

Commission File No.: 333-141428

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the combination, benefits or synergies of the combination, and other statements contained in the following documents that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater (separately and together the “Companies”). Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated’s and Bowater’s products, the future development of Abitibi-Consolidated’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. The following documents also include information that has not been reviewed by the Companies’ independent auditors. There is no assurance the combination contemplated in the following documents will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in the following documents are expressly qualified by information contained in each company’s filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities commissions and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination, AbitibiBowater has filed with the Securities and Exchange Commission (SEC) a preliminary registration statement on Form S-4, which includes a preliminary proxy statement/prospectus of Bowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the preliminary joint proxy statement/prospectus/management information circular regarding the proposed combination, and the definitive proxy statement/prospectus/management information circular when it becomes available, because it contains or will contain important information. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/ prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that will be incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.

Participants in the Solicitation

Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated’s directors and executive officers is available in the Annual Information Form for the year ended December 31, 2006 filed on SEDAR by Abitibi-Consolidated on March 15, 2007 (which was filed with the SEC on March 15, 2007 on Form 40-F), and the management proxy circular with respect to Abitibi-Consolidated’s 2007 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on April 5, 2007 (which was filed with the SEC on April 5, 2007 on Form 6-K). Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC by Bowater on March 1, 2007 and in the preliminary proxy statement with respect to Bowater’s 2007 Annual Meeting of Stockholders which is included in the preliminary registration statement on Form S-4 filed by AbitibiBowater on March 20, 2007, as amended on May 8, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/ prospectus/ management information circular filed with the SEC and will be contained in the definitive joint proxy statement/prospectus/management information circular and other relevant materials to be filed with the SEC and the Canadian securities commissions when they become available.

The attached excerpts are transcribed from the Abitibi-Consolidated Inc. First Quarter 2007 Results Conference Call, on May 8, 2007:

John Weaver (President and Chief Executive Officer, Abitibi-Consolidated Inc.):

…We continue to make progress on our merger with Bowater. In the US a second request has been issued by the DOJ, and we are moving forward to comply with this request as quickly as possible. Canada, the waiting period expired on April 2nd. But the Canadian bureau is pursuing a review of the transaction. We remain confident that our transaction will be approved by the various regulatory authorities. While we continue to operate as separate and independent companies, teams were created with representatives from both companies to identify specific areas that will provide the US 250 million of synergies expected from this merger. We have also put together integration teams with representatives in both companies that are currently mapping out the most effective structures, legal and operational, that will be required to have the company in day one readiness following the merger. While limited by securities law it can… in what we can say about the merger, I will note that there a great deal of enthusiasm and anticipation on both sides as we move forward.

. . .

George Staphos, Bank of America Securities:

… And then secondly, realizing this is a question about the merger, it’s more of a practical question. John, how do you keep the teams ready to go on day one when you get the approval, yet there’s very little ability to share information at this juncture, given the… the obvious, you know, issue that you’re still two independent companies? Thanks very much.

. . .

John Weaver:

In terms of the merger and other details, I think that, you know, part of the integration team process is to communicate about those things that, with legal advice, we’ve been given permission to look at. And certainly there’s a lot of excitement in those people who can do things like thinking about what the new GL will look like. But I mean, accounts receivable… I mean, what is it I’m talking about? The (inaudible) working cap and all that kind of stuff. And so we have some enthusiasm there.

There’s also the natural kind of competition when everybody knows that the day when they’ll be compared to their competitor as a… as a partner is only months away, they… they tend to try to work hard to get there. And we have put together a integration team, as we said, that is made… looking at 12 areas, in… including some clean teams with outside consultants to do some work for us so… so that on day one we will have the necessary data and work done for getting underway.

. . .

Chris Deyoung, Schroders Investment Management:

… as best I could. It’s… it’s been three months since the merger announcement, presumably several more months since the two companies have vetted the benefits of this merger. Are both management teams surprised at the deterioration of newsprint fundamentals in the past six months? Has it been worse than expected, or about what you would have expected given this rapidly evolving market? Or has it sort of taken you by surprise?

John Weaver:

I think first of all I can… I’ll just speak for myself. I can’t really speak for both companies. But in terms of… we are surprised by the… by the drop in the first quarter. I think what we… that January was… is always a very soft month, but we were very surprised that it continued into February and March. And… and therefore, you know, we thought that was significant.

One of the big changes is in the non-dailies. You have to look at… as you might recall, a year ago the mill… SCA mill in Stora-Port Hawkesbury (ph) mill was on strike, and this took a lot of… of mechanical glossy grades out of the market, and a lot of people moved into newsprint and we saw a big jump in the non-daily users of newsprint. And so now, with the restart of Stora in the fourth quarter, I think some of that tonnage has migrated back to them, and that might be a special condition. We’ll have to sort of watch that as time goes on and see if that’s part of the cause. But we do expect some of this to alleviate.

And I think that when we… just to say that when we got into the transaction, we knew that this was a challenging marketplace and globally very competitive. And we felt that together we could get to realize possibilities that we couldn’t realize alone in terms of financial flexibility. And I think we remain steadfast in that commitment.

. . .

Christopher Miller, J.P. Morgan:

OK. And then last question, also trying to respect the… the sensitivity around the merger, but is there any provision, or you… can you foresee any circumstance where… whereby you think the economics of the deal might have to be renegotiated between you and your merger partner?

John Weaver:

No.